UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 22, 2017

INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

On May 22, 2017, Independence Holding Company issued a news release announcing its 2016 Fourth Quarter and Annual Results, a copy of which is attached as Exhibit 99.1.

Item 8.01   Other Events

On May 22, 2017, Independence Holding Company issued a press release announcing that it intends to commence, within the next week, a tender offer to purchase up to 2,000,000 shares of its common stock at a price of $20.00 per share. A copy of the press release is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits.

(d)   <u>Exhibits</u>

99.1   News Release of Independence Holding Company dated May 22, 2017: Independence Holding Company Announces 2016 Fourth-Quarter and Annual Results.

99.2   Press Release issued on May 22, 2017 regarding the Company's intention to commence a tender offer for its common stock

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>   Date: <u>May 22, 2017</u>

<u>/s/ *Teresa A. Herbert*   </u>
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   CONTACT: Loan Nisser
96 CUMMINGS POINT ROAD   **(646) 509-2107**
STAMFORD, CONNECTICUT 06902   **www.IHCGroup.com**
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2016 FOURTH-QUARTER AND ANNUAL RESULTS

Stamford, Connecticut, May 22, 2017. Independence Holding Company (NYSE: IHC) today reported 2016 fourth-quarter and annual results.

Financial Results

Net income attributable to IHC of $8,529,000, or $.49 per share diluted, for the three months ended December 31, 2016 increased from $4,933,000, or $.28 per share diluted, in the same period of 2015. Income from continuing operations increased to $.44 per share, diluted, or $7,753,000, for the three months ended December 31, 2016 compared to $.21 per share, diluted, or $3,892,000, for the three months ended December 31, 2015. As the result of the liquidation of Health Plan Administrators, Inc. ("HPA"), a subsidiary of IHC, a tax benefit of approximately $3,903,000 was recognized for IHC's unrecovered investment in HPA in the fourth quarter of 2016.

Net income attributable to IHC of $123,298,000, or $7.09 per share diluted, for the year ended December 31, 2016 increased from $29,944,000, or $1.71 per share diluted, in the same period of 2015. As IHC previously reported, we completed the sale of IHC Risk Solutions, LLC ("Risk Solutions") and exited the medical stop-loss business. The Company recorded a gain on this transaction of $100,819,000, net of applicable income taxes and noncontrolling interest, which is presented in discontinued operations on our Consolidated Statement of Income for the year ended December 31, 2016. Income from continuing operations decreased to $1.27 per share, diluted, or $22,510,000, for the year ended December 31, 2016 compared to $1.58 per share, diluted, or $27,974,000, for the year ended December 31, 2015. The Company recorded two significant gains in the third quarter 2015, both having a positive impact in 2015 but not in 2016. The first was a gain of $3,285,000, net of applicable income tax, resulting from the ceding of substantially all of our run-off blocks of individual life and annuities and the sale of the infrastructure related to those blocks. The second, effective September 1, 2015, related to IHC entering into a joint venture with Ebix, Inc. to form Ebix Health Exchange Holdings, LLC, which acquired our subsidiary Ebix Health Administration Exchange. The transaction resulted in a gain of $6,884,000, net of applicable income tax.

The Company reported revenues of $78,871,000 and $311,004,000 for the three months and year ended December 31, 2016, respectively, compared to revenues for the three months and year ended December 31, 2015 of $124,602,000 and $530,495,000, respectively. Revenues decreased primarily due to a reduction in premiums from the 100% co-insurance of the Company's stop-loss business produced by Risk Solutions.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "In the past two years, IHC has sold our capital-intensive medical stop-loss business for $152.5 million, which generated a material gain of $100.8 million, as reported above, sold our life and annuity blocks and related infrastructure for $42 million, and used some of our cash to retire all of our debt and to take American Independence Corp. (AMIC) private. We have made five equity investments to bolster the distribution of our specialty health products, worksite marketing expertise, and most recently acquired 85% of the stock of PetPartners, Inc. (PetPartners), which is a pet insurance administrator with a very solid administrative system that allows for worksite marketing of pet insurance. With this acquisition, we now have a fully vertically integrated structure for marketing, administering, pricing and retaining the risk on our pet insurance product, and PetPartners also has an exclusive relationship with the American Kennel Club (AKC) that allows us to directly market pet insurance to breeders and owners who register their dogs with AKC.

Mr. Thung further commented, "Through these efforts, we have successfully transformed IHC from a company with relatively higher risk products requiring higher statutory capital to a lower risk company by moving into lines of business that have higher margins, are less capital intensive and are less volatile. We are now a specialty benefits company with multiple group and individual specialty health lines, pet insurance and niche specialty group disability (including New York statutory disability benefit policies (DBL)) and group life lines of business. We are delighted to report that sales of our specialty health products have more than doubled in the first four months of this year versus last year led by sales of our hospital indemnity and short-term medical products. Our individual premiums will accelerate during 2018 Open Enrollment as a result of major medical carriers exiting many markets, and our short-term medical sales will benefit from the withdrawal of several significant competitors and by the introduction of a new product in the fourth quarter. We anticipate writing considerably more group business in 2018 as a result of a new marketing relationship with a large United States health insurer who has contracted with IHC for supplemental health products. We look forward to soon providing more details on this new strategic partnership. Our DBL revenues should more than double in 2018 as a result of the newly enacted Paid Family Leave Act in New York."

Mr. Thung then stated, "Therefore, although our earnings and premiums have been temporarily reduced as a result of selling our medical stop-loss business, our 2018 operating income is expected to exceed our operating income prior to the sale of the medical stop-loss segment excluding any gains from the sale of securities and assets due to the aforementioned activity. Our parent company's balance sheet is much stronger; we have no debt, and we still have over $160 million (after given effect to the recent stock repurchases, repayment of debt and aforementioned acquisitions) in cash and undeployed capital. In order to enhance shareholder value, we have determined to decrease our cash position and offer liquidity to our shareholders through our intention, as recently announced, to commence a tender offer to purchase up to 2,000,000 shares of our common stock at a price per share of $20.00. After giving effect to this tender, we will still have abundant capital and liquidity to take advantage of numerous opportunities in the current ever-changing health insurance marketplace, support our anticipated growth of specialty health business and generate more earnings. Our overall investment portfolio continues to be very highly rated (on average, AA) and has a duration of approximately five years. Our book value increased to $25.53 per share (after including a charge of $.60 per share due to the sharp increase in the U.S. interest rate environment in the fourth quarter of 2016) at December 31, 2016 from $18.73 per share at December 31, 2015, and our total stockholders' equity increased to $437 million at December 31, 2016 compared to $323 million at December 31, 2015."

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF INDEPENDENCE HOLDING COMPANY COMMON STOCK. THE TENDER OFFER FOR SHARES OF INDEPENDENCE HOLDING COMPANY COMMON STOCK DESCRIBED IN THIS PRESS RELEASE HAS NOT

YET COMMENCED. THE TENDER OFFER WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT IHC INTENDS TO DISTRIBUTE TO ITS STOCKHOLDERS AND FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS AND INVESTORS WILL BE ABLE TO OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT IHC INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV OR BY CALLING THE INFORMATION AGENT (TO BE IDENTIFIED AT THE TIME THE OFFER IS MADE) FOR THE TENDER OFFER. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

About The IHC Group

Independence Holding Company (NYSE:IHC) is a holding company that is principally engaged in underwriting, administering and/or distributing group and individual specialty benefit products, including disability, supplemental health, pet, and group life insurance through its subsidiaries since 1980. The IHC Group owns three insurance companies (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company), and IHC Specialty Benefits, Inc., a technology-driven insurance sales and marketing company that creates value for insurance producers, carriers and consumers (both individuals and small businesses) through a suite of proprietary tools and products (including ACA plans and small group medical stop-loss). All products are placed with highly rated carriers.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

INDEPENDENCE HOLDING COMPANY

CONSOLIDATED STATEMENTS OF INCOME
December 31, 2016
(In Thousands, Except Per Share Data)

	Three Months Ended December 31,		Year Ended December 31,	
	2016	2015	2016	2015
REVENUES:				
Premiums earned	$ 67,180	$ 117,939	$ 262,704	$ 479,534
Net investment income	3,870	3,407	16,570	17,237
Fee income	3,905	1,456	16,446	10,651
Other income	3,359	1,918	12,257	10,267
Gain on sale of subsidiary to joint venture	-	(221)	-	9,940
Net realized investment gains	557	103	4,502	3,094
Net impairment losses recognized in earnings	-	-	(1,475)	(228)
	78,871	124,602	311,004	530,495
EXPENSES:				
Insurance benefits, claims and reserves	35,734	73,960	145,231	307,178
Selling, general and administrative expenses	34,227	44,001	132,174	177,641
Interest expense on debt	168	444	1,534	1,798
	70,129	118,405	278,939	486,617
Income from continuing operations before income taxes	8,742	6,197	32,065	43,878
Income taxes	989	2,305	9,555	15,904
Income from continuing operations, net of tax	7,753	3,892	22,510	27,974
Discontinued operations:				
Income (loss) from discontinued operations, before income taxes	(19)	2,056	117,617	4,310
Income taxes (benefits) on discontinued operations	(911)	801	6,813	1,762
Income from discontinued operations, net of tax	892	1,255	110,804	2,548
Net income	8,645	5,147	133,314	30,522
Less: income from noncontrolling interests in subsidiaries	(116)	(214)	(10,016)	(578)
NET INCOME ATTRIBUTABLE TO IHC	$ 8,529	$ 4,933	$ 123,298	$ 29,944
Basic income per common share:				
Income from continuing operations	$ .45	$ .22	$ 1.28	$ 1.59
Income from discontinued operations	.05	.07	5.90	.14
Basic income per common share	$ .50	$ .29	$ 7.18	$ 1.73
WEIGHTED AVERAGE SHARES OUTSTANDING	17,084	17,262	17,162	17,314
Diluted income per common share:				
Income from continuing operations	$ .44	$ .21	$ 1.27	$ 1.58
Income from discontinued operations	.05	.07	5.82	.13
Diluted income per common share	$ .49	$ .28	$ 7.09	$ 1.71
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	17,311	17,447	17,379	17,484

As of May 15, 2017, there were 16,377,756 common shares outstanding, net of treasury shares.

INDEPENDENCE HOLDING COMPANY

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

		December 31, 2016		December 31, 2015
ASSETS:				
Investments:				
Short-term investments	$	6,912	$	50
Securities purchased under agreements to resell		28,962		28,285
Trading securities		592		1,259
Fixed maturities, available-for-sale		449,487		428,601
Equity securities, available-for-sale		5,333		8,426
Other investments		23,534		21,538
Total investments		514,820		488,159
Cash and cash equivalents		22,010		17,500
Due and unpaid premiums		42,896		69,075
Due from reinsurers		440,285		483,073
Premium and claim funds		17,952		22,015
Goodwill		41,573		47,276
Other assets		54,928		57,934
Assets attributable to discontinued operations		-		12,931
TOTAL ASSETS	$	1,134,464	$	1,197,963
LIABILITIES AND STOCKHOLDERS' EQUITY:				
LIABILITIES:				
Policy benefits and claims	$	219,113	$	245,443
Future policy benefits		219,450		270,624
Funds on deposit		145,749		173,350
Unearned premiums		9,786		10,236
Other policyholders' funds		9,769		11,822
Due to reinsurers		35,796		46,355
Accounts payable, accruals and other liabilities		55,477		64,109
Liabilities attributable to discontinued operations		68		(15)
Debt		-		5,189
Junior subordinated debt securities		-		38,146
TOTAL LIABILITIES		695,208		865,259
STOCKHOLDERS' EQUITY:				
IHC STOCKHOLDERS' EQUITY:				
Preferred stock (none issued)		-		-
Common stock		18,620		18,569
Paid-in capital		126,468		127,733
Accumulated other comprehensive income		(6,964)		(3,440)
Treasury stock, at cost		(17,483)		(13,961)
Retained earnings		315,918		194,450
TOTAL IHC STOCKHOLDERS' EQUITY		436,559		323,351
NONCONTROLLING INTERESTS IN SUBSIDIARIES		2,697		9,353
TOTAL EQUITY		439,256		332,704
TOTAL LIABILITIES AND EQUITY	$	1,134,464	$	1,197,963

Exhibit 99.2

INDEPENDENCE HOLDING COMPANY
96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
NYSE: IHC

CONTACT: Loan Nisser
(646) 509-2107
www.IHCGroup.com

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
INTENTION TO COMMENCE TENDER OFFER
TO REPURCHASE UP TO 2,000,000 SHARES OF ITS COMMON STOCK

Stamford, Connecticut, May 22, 2017. Independence Holding Company (NYSE:IHC) announced today that it intends to commence a tender offer within the next week to purchase up to 2,000,000 shares of its common stock at a price per share of $20.00. The number of shares proposed to be purchased in the tender offer represents approximately 12.21% of IHC's currently outstanding common shares and involves an aggregate purchase price of $40 million. On May 19, 2017, the closing price of IHC common stock on the New York Stock Exchange was $17.30 per share.

The Board of Directors of IHC has determined to commence the tender offer in order to provide liquidity to its stockholders by permitting them the opportunity to tender shares of IHC common stock for cash in accordance with the terms of the offer to purchase that will be filed with the Securities and Exchange Commission.

None of IHC, its Board of Directors or the information agent or the depositary for the tender offer will make any recommendations to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must make their own decision as to how many shares they will tender, if any.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF INDEPENDENCE HOLDING COMPANY COMMON STOCK. THE TENDER OFFER FOR SHARES OF INDEPENDENCE HOLDING COMPANY COMMON STOCK DESCRIBED IN THIS PRESS RELEASE HAS NOT YET COMMENCED. THE TENDER OFFER WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT IHC INTENDS TO DISTRIBUTE TO ITS STOCKHOLDERS AND FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS AND INVESTORS WILL BE ABLE TO OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT IHC INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV OR BY CALLING THE INFORMATION AGENT (TO BE IDENTIFIED AT THE TIME THE OFFER IS MADE) FOR THE TENDER OFFER. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

About The IHC Group

Independence Holding Company (NYSE:IHC) is a holding company that is principally engaged in underwriting, administering and/or distributing group and individual specialty benefit products, including disability, supplemental health, pet, and group life insurance through its subsidiaries since 1980. The IHC Group owns three insurance companies (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company), and IHC Specialty Benefits, Inc., a technology-driven insurance sales and marketing company that creates value for insurance producers, carriers and consumers (both individuals and small businesses) through a suite of proprietary tools and products (including ACA plans and small group medical stop-loss). All products are placed with highly rated carriers.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.